                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                       Gulf South Medical Supply, Inc..
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  4025-2G-105
                           -----------------------
                                (CUSIP Number)


                                David A. Smith
                           Executive Vice President
                          and Chief Financial Officer
                        Physician Sales & Service, Inc.
                           4345 Southpoint Boulevard
                         Jacksonville, Florida  32216
                                (904) 332-3000

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 14, 1997
                                -----------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                         (continued on following pages)

CUSIP No. 4025-2G-105                              13D
---------------------------------------

1    NAME OF REPORTING PERSON
     PHYSICIAN SALES & SERVICE, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     59-2280364
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     FLORIDA
-------------------------------------------------------------------------------

                           7  SOLE VOTING POWER*
                              -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES               8  SHARED VOTING POWER*
   BENEFICIALLY               2,047,473
     OWNED BY      ------------------------------------------------------------
       EACH                9  SOLE DISPOSITIVE POWER*
     REPORTING                -0-
      PERSON       ------------------------------------------------------------
       WITH               10  SHARED DISPOSITIVE POWER*
                              2,047,473
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     2,047,473
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     12.5%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

CUSIP No.   4025-2G-105                            13D
---------------------------------------

1    NAME OF REPORTING PERSON
     DAVID L. BOGETZ
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------

                     7    SOLE VOTING POWER*
                          -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER*
   BENEFICIALLY           37,900
     OWNED BY      ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER*
     REPORTING            37,900 (subject to the restrictions set forth in the
      PERSON              Affiliate Agreement dated as of December 14, 1997
       WITH               and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER*
                          -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     37,900
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.   4025-2G-105                            13D
---------------------------------------

1    NAME OF REPORTING PERSON
     GUY W. EDWARDS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------

                     7    SOLE VOTING POWER*
                          -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER*
   BENEFICIALLY           85,112
     OWNED BY      ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER*
     REPORTING            85,112 (subject to the restrictions set forth in the
      PERSON              Affiliate Agreement dated as of December 14, 1997
       WITH               and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER*
                          -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     85,112
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.   4025-2G-105                            13D
---------------------------------------

1    NAME OF REPORTING PERSON
     Melvin L. Hecktman
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER*
                          -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER*
   BENEFICIALLY           18,500
     OWNED BY      ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER*
     REPORTING            18,500 (subject to the restrictions set forth in the
      PERSON              Affiliate Agreement dated as of December 14, 1997
       WITH               and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER*
                          -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     18,500
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.    4025-2G-105                           13D
---------------------------------------

1    NAME OF REPORTING PERSON
     THOMAS G. HIXON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------

                           7  SOLE VOTING POWER*
                              -0-
                   ------------------------------------------------------------
     NUMBER OF             8  SHARED VOTING POWER*
      SHARES                  1,736,546
   BENEFICIALLY    ------------------------------------------------------------
     OWNED BY              9  SOLE DISPOSITIVE POWER*
       EACH                   1,736,546 (subject to the restrictions set forth
     REPORTING                in the Affiliate Agreement dated as of
      PERSON                  December 14, 1997 and attached hereto as
       WITH                   Exhibit 4)
                   ------------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER*
                              -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     1,736,546
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     10.5%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP NO.     4025-2G-105                          13D
---------------------------------------

1    NAME OF REPORTING PERSON
     WILLIAM W. MCINNES
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------

                     7   SOLE VOTING POWER*
                         -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER*
   BENEFICIALLY          12,502
     OWNED BY      ------------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER*
     REPORTING           12,502 (subject to the restrictions set forth in the
      PERSON             Affiliate Agreement dated as of December 14, 1997
       WITH              and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER*
                         -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
      12,502
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
      LESS THAN 1%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

CUSIP No.     4025-2G-105                          13D
-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Stanton Keith Pritchard
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------

                     7    SOLE VOTING POWER*
                          -0-
     NUMBER OF      -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER*
   BENEFICIALLY           23,600
     OWNED BY       -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER*
     REPORTING            23,600 (subject to the restrictions set forth in the
      PERSON              Affiliate Agreement dated as of December 14, 1997
       WITH               and attached hereto as Exhibit 4)
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER*
                          -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     23,600
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     Less than 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP NO.     4025-2G-105                          13D
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     Steven L. Richardson
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------

                     7        SOLE VOTING POWER*
                              -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8        SHARED VOTING POWER*
   BENEFICIALLY               119,513
     OWNED BY      ------------------------------------------------------------
       EACH          9        SOLE DISPOSITIVE POWER*
     REPORTING                119,513 (subject to the restrictions in the
      PERSON                  Affiliate Agreement dated as of December 14,
       WITH                   1997 and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER*
                              -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     119,513
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP NO.    4025-2G-105                           13D
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     Edward Shulman
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------

                     7   SOLE VOTING POWER*
                         -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER*
   BENEFICIALLY          6,000
     OWNED BY
       EACH        ------------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER*
      PERSON             6,000 (subject to the restrictions set forth in the
       WITH              affiliate agreement dated as of December 14, 1997
                         and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER*
                         -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     6,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP NO.   4025-2G-105                            13D
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     John L. Vaughan, Jr.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------

                     7   SOLE VOTING POWER*
                         -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER*
   BENEFICIALLY          6,800
     OWNED BY
       EACH        ------------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER*
      PERSON             6,800 (subject to the restrictions set forth in the
       WITH              Affiliated Agreement dated as of December 14,1997
                         and attached hereto as Exhibit 4)
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER*
                         -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     6,800
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP NO.   4025-2G-105                            13D
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     Donna C.E. Williamson
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------

                     7   SOLE VOTING POWER*
                         -0-
     NUMBER OF     ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER*
   BENEFICIALLY          1,000
     OWNED BY
       EACH        ------------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER*
      PERSON             1,000 (subject to the restrictions set forth in the
       WITH              Affiliate Agreement dated as of December 14, 1997
                         and attached hereto as Exibit 4)
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER*
                         -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     1,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
     LESS THAN 1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

*The shares indicated are subject to voting agreements which Physician Sales & Service, Inc. ("PSS"), Thomas G. Hixon, Stanton Keith Pritchard, Steven L. Richardson, Edward Shulman, John L. Vaughan, Jr., Melvin L. Hecktman, William W. McInnes, Donna C.E. Williamson, Guy W. Edwards, and David L. Bogetz, (individually, a "Reporting Person" and collectively, "Reporting Persons"), entered into on December 14, 1997, and described in Item 4 of this statement. The Reporting Persons expressly disclaim beneficial ownership of any of the shares of common stock of Gulf South Medical Supply, Inc. ("GSMS"), $.01 par value per share ("GSMS Common Stock"), as to which it shares voting or dispositive power.

**The percentage indicated represents the percentage of the total outstanding shares of GSMS Common Stock as of December 14, 1997. The Reporting Persons deny that he is the beneficial owner of any of the GSMS Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Reporting Person has been provided by such Reporting Person.

ITEM 1.  SECURITY AND ISSUER

   This statement relates to the GSMS Common Stock. GSMS is a Delaware corporation whose principal executive offices are located at One Woodgreen Place, Madison, Mississippi 39110.

ITEM 2.  IDENTITY AND BACKGROUND

   (i) This statement is being filed by the following persons:

   PSS, Thomas G. Hixon, Stanton Keith Pritchard, Steven L. Richardson, Edward
   Shulman, John L. Vaughan, Jr.,   Melvin L. Hecktman, William W. McInnes,
   Donna C.E. Williamson, Guy W. Edwards, and David L. Bogetz.

   (ii) The address of the principal executive office of PSS is 4345 Southpoint Boulevard, Jacksonville, Florida 32216. Schedule I lists the name of each director and executive officer of PSS, as of the date hereof, along with each such director's or officer's position with PSS and principal employment and business address. Schedule II lists the name of each Reporting Person along with each such Reporting Person's residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   (iii) PSS is a Florida corporation which is principally engaged in the marketing and distribution of medical products to physicians, other alternate-site providers and hospitals.

   To the best of PSS' knowledge, during the last five years, neither PSS, nor any Reporting Person, nor any of PSS' directors or executive officers has been (a) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Pursuant to an Agreement and Plan of Merger dated as of December 14, 1997 (the "Merger Agreement") between PSS, PSS Merger Corp. ("Merger Corp."), and GSMS and subject to the conditions set forth therein (including approval by stockholders of both PSS and GSMS, regulatory approvals and the satisfaction or waiver of various other terms and conditions), Merger Corp. will be merged with and into GSMS (the "Merger"). At the effective time of the Merger (the "Effective Time"), GSMS will survive as a wholly owned subsidiary of PSS, with each share of GSMS Common Stock (excluding treasury shares) being converted into the right to receive 1.75 shares of common stock of PSS, $.01 par value per share ("PSS Common Stock"), as adjusted pursuant to anti-dilution provisions. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement incorporated by reference herein as Exhibit 1.

ITEM 4.  PURPOSE OF TRANSACTION

   As described more fully in Item 3 above, this statement relates to the Merger of Merger Corp. with and into GSMS, with GSMS surviving as a wholly owned subsidiary of PSS. In consideration thereof, PSS, GSMS and ten GSMS stockholders (the "Stockholders") have entered into a Voting Agreement dated as of December 14, 1997 (the "Voting Agreement"). The Voting Agreement provides, among other things, that the Stockholders will vote their shares of GSMS Common Stock, an aggregate of 1,857,605 shares, in favor of the Merger and the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The Voting Agreement will terminate upon the earlier of the Effective Time or the date upon which the Merger Agreement is terminated in accordance with its terms. A copy of the Voting Agreement is incorporated by reference herein as Exhibit 2, and the foregoing summary is qualified in its entirety by reference thereto.

   Immediately following the Effective Time, PSS shall take, or cause to be taken, such action as may be required in order to (i) increase the size of its Board of Directors from nine persons to ten persons, with four Class I directors, three Class II directors and three Class III directors, (ii) accept the resignations of four current PSS directors, (iii) appoint or cause to be elected Thomas G. Hixon and two additional Persons who are currently directors of GSMS to be selected by the Board of Directors of GSMS as directors of PSS to serve in Class I, Class II and Class III, respectively, and (iv) appoint a Nominating Committee composed of Thomas G. Hixon and such other persons as the PSS Board of Directors shall determine for the purpose of designating two independent persons to fill the two vacancies on the PSS Board of Directors as soon as reasonably practicable. In addition, immediately following the Effective Time, the GSMS shall take, or cause to be taken, such action as may be necessary to cause each of the Audit Committee and Compensation Committee of the Board of Directors of the GSMS to include at least one member who shall have served on the Board of Directors of GSMS immediately prior to the Effective Time.

   In connection with the Merger Agreement, GSMS issued an option to PSS on December 14, 1997 (the "Option") pursuant to a Stock Option Agreement dated as of December 14, 1997 (the "Option Agreement") to purchase under certain conditions, up to 3,253,066 shares of GSMS Common Stock at a purchase price of $29.06 per share, subject to adjustment pursuant to anti-dilution provisions. A copy of the Stock Option Agreement is incorporated by reference as Exhibit 3, and the foregoing summary is qualified in its entirety by reference thereto.

   Also in connection with the Merger Agreement, the Stockholders of the GSMS who have executed the Voting Agreement in favor of GSMS (each a "GSMS Affiliate") have each entered into an Affiliate Agreement dated as of December 14, 1997 with PSS (collectively, the "Affiliate Agreements") pursuant to which each GSMS Affiliate has agreed not to sell, transfer or otherwise dispose of his interests in, or otherwise reduce his risk relative to any shares of GSMS Common Stock or other equity securities of GSMS owned by him from 30 days prior to the Effective Time until such time as GSMS notifies the GSMS Affiliate that the requirements of the Securities and Exchange Commission Accounting Release Series Nos. 130 and 135 have been met. A copy of the Affiliate Agreements are incorporated by reference as
   Exhibit 4, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   The 2,047,473 shares of GSMS Common Stock, taking into consideration the 287,818 GSMS options held by Reporting Persons listed on Schedule III, subject to the Voting Agreement are equal to approximately 12.5% of the GSMS Common Stock, based on the 16,347,064 shares of GSMS Common Stock issued and outstanding on December 14, 1997, as represented by GSMS in the Merger Agreement, and taking into consideration the 287,818 GSMS options held by the Reporting Persons listed on Schedule III.

   The 3,253,066 shares of GSMS Common Stock which are purchasable by PSS upon exercise of the Option are equal to approximately 16.6% of GSMS Common Stock, based on the 16,347,064 shares of GSMS Common Stock issued and outstanding on December 14, 1997, and taking into consideration the 3,253,066 shares of GSMS Common Stock that would be issued pursuant to the option.

   PSS expressly disclaims any beneficial ownership of GSMS Common Stock subject to the Voting and Option Agreements.

   Set forth on Schedule III, opposite each Reporting Person's name is (i) that number of shares of GSMS Common Stock beneficially owned by such Reporting Person as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding GSMS Common Stock that such shares represent (based on the number of shares of GSMS Common Stock outstanding as of December 14, 1997). As a result of and subject to the Voting Agreement, each of the Reporting Persons, other than PSS, share voting power with PSS to vote that number of shares of GSMS Common Stock as is set forth on Schedule III opposite such Reporting Person's name (excluding those shares which there is a right to acquire) for the limited purposes described in Item 4 above.

   Other than as set forth in this Item 5, to the best of PSS' knowledge (i) neither PSS nor any subsidiary or affiliate of PSS or any of its or their executive officers or directors, beneficially owns any shares of GSMS Common Stock, and (ii) there have been no transactions in the shares of GSMS Common Stock effected during the past 60 days by PSS, nor to the best of PSS' knowledge, by any subsidiary or affiliate of PSS or any of its or their executive officers or directors.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Other than the Merger Agreement (excluding certain exhibits), the Voting Agreement, the Option Agreement and the Affiliate Agreements, copies of which are incorporated by reference herein, to the best of PSS' knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of GSMS.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   The agreements filed as exhibits to this statement are as follows:

1. Agreement and Plan of Merger dated as of December 14, 1997 by and among Physician Sales & Service, Inc., PSS Merger Corp. and Gulf South Medical Supply, Inc. (incorporated by reference to Exhibit 2.1 to Physician Sales & Service, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 1997)

2. Voting Agreement dated as of December 14, 1997 by and among Physician Sales & Service, Inc., Gulf South Medical Supply, Inc. and certain stockholders of Gulf South Medical Supply, Inc.

3. Stock Option Agreement dated as of December 14, 1997 by and between Gulf South Medical Supply, Inc. and Physician Sales & Service, Inc.

4. Affiliate Agreements dated as of December 14, 1997 by and between Physician Sales & Service, Inc. and certain stockholders of Gulf South Medical Supply, Inc.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PHYSICIAN SALES & SERVICE, INC.


                                BY:   /s/ David A. Smith
                                    ----------------------------------------
                                    NAME:   David A. Smith
                                    TITLE:  Executive Vice President
                                            and Chief Financial Officer

/s/ David L. Bogetz
-----------------------------------

/s/ Guy W. Edwards
-----------------------------------

/s/ Melvin L. Hecktman
-----------------------------------

/s/ Thomas G. Hixon
-----------------------------------

/s/ William W. McInnes
-----------------------------------

/s/ Stanton Keith Pritchard
-----------------------------------

/s/ Steven L. Richardson
------------------------------------

/s/ Edward Shulman
------------------------------------

/s/ John L. Vaughan
------------------------------------

/s/ Donna C.E. Williamson
------------------------------------



DATED:  DECEMBER 14, 1997

                                  SCHEDULE I


The following is a list of the executive officers and directors of PSS as of December 14, 1997.


                                                                                          PRINCIPAL EMPLOYMENT AND
NAME                                           POSITION WITH PSS                              BUSINESS ADDRESS
------------------------------------------------------------------------------------------------------------------------------
Patrick C. Kelly                   Chairman of the Board, Chief Executive      Physician Sales & Service, Inc.
                                   Officer and Director                        4345 Southpoint Boulevard
                                                                               Jacksonville, Florida  32216
------------------------------------------------------------------------------------------------------------------------------
John F. Sasen, Sr.                 President and Director                      Physician Sales & Service, Inc.
                                                                               4345 Southpoint Boulevard
                                                                               Jacksonville, Florida  32216
------------------------------------------------------------------------------------------------------------------------------
David A. Smith                     Executive Vice President,                   Physician Sales & Service, Inc.
                                   Chief Financial Officer and Director        4345 Southpoint Boulevard
                                                                               Jacksonville, Florida  32216
------------------------------------------------------------------------------------------------------------------------------
James B. Stallings, Jr.            Chief Operating Officer                     Physician Sales & Service, Inc.
                                                                               4345 Southpoint Boulevard
                                                                               Jacksonville, Florida  32216
------------------------------------------------------------------------------------------------------------------------------
Frederick E. Dell                  Executive Vice President                    Physician Sales & Service, Inc.
                                                                               4345 Southpoint Boulevard
                                                                               Jacksonville, Florida  32216
------------------------------------------------------------------------------------------------------------------------------
Delmer W. Dallas                   Director                                    Acosta Sales Co., Inc.
                                                                               P.O. Box 19309
                                                                               Jacksonville, Florida  32216
------------------------------------------------------------------------------------------------------------------------------
T. O'Neal Douglas                  Director                                    American Heritage Life Insurance
                                                                               Company
                                                                               1776 American Heritage Life Drive
                                                                               Jacksonville, Florida  32224
------------------------------------------------------------------------------------------------------------------------------
Fred Elefant                       General Counsel, Secretary                  Mahoney Adams & Criser, P.A.
                                   and Director                                Dupont Center, Suite 250
                                                                               1650 Prudential Drive
                                                                               Jacksonville, Florida  32224
------------------------------------------------------------------------------------------------------------------------------
Delores Kessler                    Director                                    Kesler, Pass & Associates
                                                                               10407 Centurian Parkway North,
                                                                               Suite 101
                                                                               Jacksonville, Florida  32256
------------------------------------------------------------------------------------------------------------------------------
William C. Mason                   Director                                    Baptist/St. Vincent Health Systems,
                                                                               Inc.
                                                                               800 Prudential Drive
                                                                               Jacksonville, Florida  32207
------------------------------------------------------------------------------------------------------------------------------
James L.L. Tullis                  Director                                    Tullis-Dickerson & Company, Inc.
                                                                               One Greenwich Plaza
                                                                               Greenwich, Connecticut  06830
------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE II


NAME (AND RESIDENCE ADDRESS IF                                                            PRINCIPAL EMPLOYMENT AND
 NO BUSINESS ADDRESS)                  PRINCIPAL OCCUPATION OR EMPLOYMENT                     BUSINESS ADDRESS
------------------------------------------------------------------------------------------------------------------------------
David L. Bogetz                    Senior Vice President, Private Equity       ABN Amro Chicago Corporation
                                   Management                                  208 South LaSalle, 10th Floor
                                                                               Chicago, IL 60604
------------------------------------------------------------------------------------------------------------------------------
Guy W. Edwards                     Consultant                                  N/A
567 Arbor Drive
Madison, MS  39110
------------------------------------------------------------------------------------------------------------------------------
Melvin L. Hecktman                 President                                   Hecktman Management
                                                                               104 Wilmot Road, Suite 300
                                                                               Deerfield, IL 60015
------------------------------------------------------------------------------------------------------------------------------
Thomas G. Hixon                    President, Chief Executive Officer and      Gulf South Medical Supply, Inc.
                                   Chairman of the Board                       One Woodgreen Place
                                                                               Madison, MS  39110
------------------------------------------------------------------------------------------------------------------------------
William W. McInnes                 Retired                                     N/A
116 30th Avenue S.
Nashville, TN 37212
------------------------------------------------------------------------------------------------------------------------------
Stanton Keith Pritchard            Senior Vice President, Business             Gulf South Medical Supply, Inc.
                                   Development and Administration, Secretary   One Woodgreen Place
                                   and General Counsel                         Madison, MS  39110
------------------------------------------------------------------------------------------------------------------------------
Steven L. Richardson               Senior Vice President, Operations           Gulf South Medical Supply, Inc.
                                                                               One Woodgreen Place
                                                                               Madison, MS  39110
------------------------------------------------------------------------------------------------------------------------------
Edward Schulman                    Senior Vice President, Sales                Gateway Healthcare Corporation
                                   and Marketing                               2900 Hungary Road, Suite 200
                                                                               Richmond, VA  23228
------------------------------------------------------------------------------------------------------------------------------
John L. Vaughan, Jr.               Vice President, Finance                     Gulf South Medical Supply, Inc.
                                                                               One Woodgreen Place
                                                                               Madison, MS  39110
------------------------------------------------------------------------------------------------------------------------------
Donna C.E. Williamson              N/A                                         N/A
345 Birch Street
Winnetka, IL  60093
------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                                       BENEFICIALLY OWNED          PERCENTAGE OF SHARES OF GSMS
NAME                                     SHARES OF GSMS             COMMON STOCK AS OF 12/14/97
-------------------------------------------------------------------------------------------------
Physician Sales & Service, Inc.            2,047,473                              12.5%
-------------------------------------------------------------------------------------------------
Thomas G. Hixon                            1,736,546 (1)                          10.5%
-------------------------------------------------------------------------------------------------
Stanton Keith Pritchard                       23,600 (2)                   less than 1%
-------------------------------------------------------------------------------------------------
Steven L. Richardson                         119,513 (3)                   less than 1%
-------------------------------------------------------------------------------------------------
Edward Shulman                                 6,000 (4)                   less than 1%
-------------------------------------------------------------------------------------------------
John L. Vaughn, Jr.                            6,800 (5)                   less than 1%
-------------------------------------------------------------------------------------------------
Melvin L. Hecktman                            18,500 (6)                   less than 1%
-------------------------------------------------------------------------------------------------
William W. McInnes                            12,502 (7)                   less than 1%
-------------------------------------------------------------------------------------------------
Donna Williamson                               1,000 (8)                   less than 1%
-------------------------------------------------------------------------------------------------
Guy W. Edwards                                85,112 (9)                   less than 1%
-------------------------------------------------------------------------------------------------
David L. Bogetz                              37,900 (10)                   less than 1%
-------------------------------------------------------------------------------------------------

(1) includes 94,950 options       (6) includes 12,500 options
(2) includes 22,600 options       (7) includes 12,502 options
(3) includes 95,016 options       (8) includes 1,000 options
(4) includes 6,000 options        (9) includes 1,000 options
(5) includes 6,800 options       (10) includes 37,500 options

                                 EXHIBIT INDEX

Exhibit Description                                                   Page No.
-------------------                                                   --------

1. Agreement and Plan of Merger dated as of December 14, 1997 by and among Physician Sales & Service, Inc., PSS Merger Corp. and Gulf South Medical Supply, Inc. (incorporated by reference to Exhibit 2.1 to Physician Sales & Service, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 1997)

2. Voting Agreement dated as of December 14, 1997 by and among Physician Sales & Service, Inc., Gulf South Medical Supply,
     Inc. and certain stockholders of Gulf South Medical
     Supply, Inc.

3. Stock Option Agreement dated as of December 14, 1997 by and between Gulf South Medical Supply, Inc. and Physician
     Sales & Service, Inc.

4. Affiliate Agreements dated as of December 14, 1997 by and between Physician Sales & Service, Inc. and certain stockholders of Gulf South Medical Supply, Inc.